September 8, 2009

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC  20549

Re:	Reliv’ International, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 000-19932

Dear Mr. Riedler:

This letter is in response to your comment letter of August 31, 2009.  Our responses are in numerical order corresponding to the order of the comments in your letter.

Definitive Proxy Statement filed on April 8, 2009

Compensation Discussion and Analysis, Annual Cash Incentive Compensation, page 12

1.
To the extent we are required to provide the disclosure required by Item 402(b) of Regulation S-K in future filings, we confirm that we will include in our disclosure a separate discussion of how the respective participation percentage is established for each named executive officer, including the specific individual and corporate performance taken into account.  To the extent that such specific individual or corporate performance measure is quantified, the disclosure will also be quantified.

2.
To the extent we are required to provide the disclosure required by Item 402(b) of Regulation S-K in future filings, we confirm that we will include disclosure that describes how our Compensation Committee determines the aggregate amount of incentive compensation paid under our Incentive Compensation Plan.

We believe our response answers all of your comments in a satisfactory manner.  Please contact us if you require further explanation of any of our responses.

Sincerely,

/s/  Steven D. Albright
Steven D. Albright
Vice President and Chief Financial Officer
Reliv’ International, Inc.